August 6, 1998

Sweetheart Holdings Inc.
10100 Reisterstown Road
Owings Mills, Maryland 21117

Dear Sirs/Madams:

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended June 30, 1998, of the facts relating to your change in method of accounting for inventories from the last-in first-out (LIFO) method to the first-in first-out
(FIFO) method. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of Sweetheart Holdings Inc. and its consolidated subsidiaries as of any date or for any period. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of Sweetheart Holdings Inc., or on the financial position, results of operations, or cash flows of the Company and its consolidated subsidiaries as of any date or for any period.

Yours truly,

/s/ Deloitte & Touche

Baltimore, Maryland